Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

1.    Name and Address of Company

5045 Orbitor Drive
Building 11, Suite 400
Mississauga, ON L4W 4Y4

2.    Date of Material Change

February 7, 2006

3.    News Release

A press release in the form of Schedule “A” attached hereto was disseminated on February 13, 2006 via Canada Newswire.

4.    Summary of Material Change

The Company today announced that the U.S. Food and Drug Administration (FDA) has designated as a fast track product the Company’s lead drug, tesmilifene, for use in combination with an anthracycline chemotherapeutic for the treatment of women with advanced breast cancer. While the Company is seeking clarification on certain aspects of the letter, the letter confirms that YM BioSciences’ lead drug, tesmilifene, meets the criteria for fast track designation for treatment of metastatic/recurrent breast cancer.

5.    Full Description of Material Change

See the attached press release for a full description of the material change.

6.    Reliance on subsection 7.1(2) or (3) of NI-51-102

Not applicable.

7.    Omitted Information

Not applicable.

8.    Senior Officer

David G.P. Allan, Chief Executive Officer, is an officer knowledgeable about the details of this material change and can be reached at (905) 629-9761.

9.    Date of Report

Dated the 13th day of February, 2006.

YM BIOSCIENCES INC.

per:	“David G.P Allan”

	Name:	David G.P. Allan
	Title:	Chairman and Chief
Executive Officer

Schedule “A”

YM BIOSCIENCES RECEIVES FDA FAST TRACK DESIGNATION FOR
TESMILIFENE IN ADVANCED BREAST CANCER

MISSISSAUGA, Canada - February 13, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that the U.S. Food and Drug Administration (FDA) has designated as a fast track product the Company’s lead drug, tesmilifene, for use in combination with an anthracycline chemotherapeutic for the treatment of women with advanced breast cancer. While the Company is seeking clarification from the FDA on certain aspects of the letter, the letter confirms that YM BioSciences’ lead drug, tesmilifene, meets the criteria for fast track designation for treatment of metastatic/recurrent breast cancer.

The Fast Track program facilitates the development and expedites the review of new therapeutics that are intended to treat serious or life threatening diseases and demonstrate the potential to address unmet medical needs. The FDA will also provide input into product development plans and may accept portions of the marketing application prior to the completion of the final registration package. Most drugs that are designated for the Fast Track Program are given priority review once a New Drug Application (NDA) is filed.

About tesmilifene (DPPE)
Tesmilifene is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer that has completed enrolment. The trial compares tesmilifene combined with epirubicin/cyclophosphamide against epirubicin/cyclophosphamide alone in women with rapidly progressing metastatic and recurrent breast cancer.

YM is also initiating a Phase II trial in collaboration with Sanofi-Aventis combining tesmilifene with Taxotere for the treatment of metastatic and recurrent breast cancer. Separately, YM has licensed tesmilifene to the Shin Poong Pharmaceutical Company of Seoul, South Korea, under which Shin Poong plans to expand the development program into gastric cancer.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. In addition to tesmilifene, YM is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications. A Phase II monotherapy trial of nimotuzumab produced cytotoxic efficacy and evidence of survival benefit in children with recurrent brain cancer. In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. A randomized Phase IIb pain trial with AeroLEF™has been initiated. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. The Company also has a portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-212-477-9007 x31	Tel. +1-905-629-9761
Fax +1-212-460-9028	Fax +1-905-629-4959
Email: tfechtner@troutgroup.com	Email: ir@ymbiosciences.com

James Smith, the Equicom Group Inc.
Tel. +1-416-815-0700 x 229
Fax +1-416-815-0080
Email: jsmith@equicomgroup.com